FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For July 2009

Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

2ND QUARTER 2009 UNAUDITED RESULTS
•	Royal Dutch Shell’s second quarter 2009 earnings, on a current cost of supplies (CCS) basis, were $2.3 billion compared to $7.9 billion a year ago. Basic CCS earnings per share decreased by 70% versus the same quarter a year ago.

•	Cash flow from operating activities for the second quarter 2009 was $0.9 billion, including $3.6 billion of cash contributions to pension plans and a $2.8 billion increase in working capital.

•	Net capital investment for the quarter was $7.8 billion. Total cash returned to shareholders in the form of dividends was $2.9 billion.

•	A second quarter 2009 dividend has been announced of $0.42 per share, an increase of 5% over the US dollar dividend per share for the same period in 2008.

SUMMARY OF UNAUDITED RESULTS

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

2,089	2,169	6,857		Upstream[2]	4,258	13,197
(273)	1,018	933		Downstream (CCS basis)[3]	745	2,328
524	110	112		Corporate and Minority interest	634	153
2,340	3,297	7,902	-70	CCS earnings	5,637	15,678	-64
1,482	191	3,654		Estimated CCS adjustment for Downstream[3] (see Note 2)	1,673	4,961
3,822	3,488	11,556	-67	Income attributable to shareholders	7,310	20,639	-65

0.38	0.54	1.28	-70	Basic CCS earnings per share ($)	0.92	2.54	-64
0.24	0.03	0.59		Estimated CCS adjustment per share ($)	0.27	0.80
0.62	0.57	1.87	-67	Basic earnings per share ($)	1.19	3.34	-64
0.42	0.42	0.40	+5	Dividend per ordinary share ($)	0.84	0.80	+5

[1]	Q2 on Q2 change

[2]	Exploration & Production, Gas & Power and Oil Sands earnings.

[3]	Oil Products and Chemicals earnings.
The information in these quarterly and six months financial reports and tables reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

Royal Dutch Shell plc  2
KEY FEATURES OF THE SECOND QUARTER 2009

Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our second quarter results were affected by the weak global economy. This weakness is creating a difficult environment both in Upstream and Downstream.
Energy demand is weak. There is excess capacity in the market, and industry costs remain high.
Conditions are likely to remain challenging for some time, and we are not banking on a quick recovery. Shell is adapting to this new situation, and we must do more. We are sharpening our focus on delivery and affordability.
We are in the middle of a programme to build 1 million barrels of oil equivalent per day (boe) of additional Upstream capacity, with selective Downstream investment.
New production start-ups in the first half 2009, at Sakhalin II in Russia, and Parque das Conchas (BC-10) in Brazil are important milestones in the delivery of this strategy.
This is the most competitive programme in our industry, and managing affordability in today’s climate is a key priority for Shell.
Taking new steps to reduce our costs, combined with Shell’s financing capabilities, allows us to continue with our investments for medium term shareholder value, despite today’s tough market conditions.
Shell has a number of initiatives underway to reduce costs. Through a combination of self-help, reduced supply-chain costs, and lower discretionary spending, we have reduced operating costs by $0.7 billion in the first half 2009, compared to the first half 2008. This reduction excludes the impact of exchange rate movements and non-cash pension costs. We expect to reduce 2010 organic capital spending by over 10% compared to 2009 levels, to around $28 billion.
A new restructuring programme — called ‘Transition 2009’ — which we announced in June, will be completed by the end of this year. This will simplify Shell, and increase personal accountabilities. The top 600 management positions in the new organisation have been announced. This has enabled us to reduce the number of senior management positions by 20%, and substantial further staff reductions are likely.
Looking beyond 2009, Shell needs to become a more efficient company, with faster decision-making, sharper implementation of strategy, and more focus on costs and value. The ‘Transition 2009’ programme is the beginning of that change.
Further out, beyond 2012, we have an industry-leading Upstream option set that can deliver growth to 2020. In addition, we continue to find new fields through exploration. The 6 notable discoveries in the first half of 2009 contribute to at least 0.7 billion boe of new resources potential.
We are keeping our pre-FID options warm, but managing affordability and profitability are key priorities.
The industry outlook remains a challenging one, despite the rally in oil prices in recent months. We are taking steps to improve our performance, to bridge the company, and our shareholders, into a period of significant growth in the coming years.”
SUMMARY OF UNAUDITED RESULTS

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

1,334	1,697	5,881		Exploration & Production	3,031	11,024
705	514	625		Gas & Power	1,219	1,573
50	(42)	351		Oil Sands	8	600
(255)	1,092	1,075		Oil Products (CCS basis)	837	2,269
(18)	(74)	(142)		Chemicals (CCS basis)	(92)	59
548	133	201		Corporate	681	347
(24)	(23)	(89)		Minority interest	(47)	(194)
2,340	3,297	7,902	-70	CCS earnings	5,637	15,678	-64

[1]	Q2 on Q2 change

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KEY FEATURES OF THE SECOND QUARTER 2009 (continued)
•	Second quarter 2009 CCS earnings were $2,340 million, 70% lower than in the same quarter a year ago.

•	Second quarter 2009 reported earnings were $3,822 million compared to earnings of $11,556 million in the same quarter a year ago.

•	Basic CCS earnings per share decreased by 70% versus the same quarter a year ago.

•	Total cash returned to shareholders in the form of dividends in the second quarter 2009 was $2.9 billion.

•	Cash flow from operating activities for the second quarter 2009 was $0.9 billion, compared to $4.2 billion in the same quarter last year. Excluding cash contributions to pension plans of $3.6 billion and net working capital movements of $2.8 billion, cash flow from operating activities was $7.4 billion in the second quarter 2009, compared to $16.1 billion, on the same basis, for the second quarter 2008.

•	Capital investment for the second quarter 2009 was $8.1 billion. Net capital investment (capital investment, less divestment proceeds) for the second quarter 2009 was $7.8 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 8.3%.

•	Gearing was 12.6% at the end of the second quarter 2009 versus 5.0% at the end of the second quarter 2008.

•	Oil and gas production, including oil sands production, for the second quarter 2009 was 2,960 thousand barrels of oil equivalent per day (boe/d). Security in Nigeria remains a significant challenge. Excluding the impact of the security situation in Nigeria, divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions, production was broadly similar to the same quarter last year.

•	Liquefied Natural Gas (LNG) sales volumes of 2.89 million tonnes were 6% lower than in the same quarter a year ago. Excluding the impact of the security situation in Nigeria, LNG sales volumes were 7% higher than in the same quarter last year.

•	Oil Products marketing sales volumes were 4% lower than in the second quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%. Chemical product sales volumes in the second quarter 2009 decreased by 17% compared to the second quarter 2008.

•	Oil Products refinery availability was 95% compared with 92% in the second quarter 2008. Chemicals manufacturing plant availability was 88%, 7% lower than in the second quarter 2008. Oil Sands upgrader availability was 88% compared to 96% in the same quarter last year.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the second quarter 2009 reflected the following items, which in aggregate amounted to a net charge of $810 million (compared to a net charge of $677 million in the second quarter 2008), as summarised in the table below:
•	Exploration & Production earnings included a net charge of $109 million, reflecting a charge of $389 million related to the mark-to-market valuation of certain UK gas contracts and a charge of $19 million related to a retirement healthcare plan modification in the USA. These charges were partly offset by a gain related to a lease litigation settlement of $229 million and a divestment gain of $70 million. Earnings for the second quarter 2008 included a net gain of $98 million.

•	Gas & Power earnings included a charge of $6 million related to a retirement healthcare plan modification in the USA. Earnings for the second quarter 2008 included a charge of $300 million.

•	Oil Products earnings included a charge of $611 million, reflecting charges related to the estimated fair value accounting of commodity derivatives of $450 million (see Note 7), an asset impairment of $120 million and a charge of $41 million related to a retirement healthcare plan modification in the USA. Earnings for the second quarter 2008 included a net charge of $269 million.

•	Chemicals earnings included a charge of $67 million, reflecting an impairment charge of $57 million and $10 million related to a retirement healthcare plan modification in the USA. Earnings for the second quarter 2008 included a net charge of $206 million.

•	Corporate earnings included a charge of $17 million related to a retirement healthcare plan modification in the USA.
SUMMARY OF IDENTIFIED ITEMS1

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008	$ million	2009	2008

			Segment earnings impact of identified items:
(109)	345	98	Exploration & Production	236	32
(6)	(15)	(300)	Gas & Power	(21)	(311)
—	—	—	Oil Sands	—	—
(611)	(186)	(269)	Oil Products (CCS basis)	(797)	(269)
(67)	(19)	(206)	Chemicals (CCS basis)	(86)	(206)
(17)	162	—	Corporate	145	—
—	—	—	Minority interest	—	—
(810)	287	(677)	CCS earnings impact	(523)	(754)

[1]	As from the second quarter 2009, the summary of identified items includes the estimated fair value accounting of commodity derivatives related to operational activities (see Note 7). For comparison purposes, the first quarter 2009 was reclassified by a charge of $50 million in the Oil Products segment. The second quarter 2008 was reclassified by a charge of $300 million in the Gas & Power segment and by a charge of $450 million in the Oil Products segment.
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 5 and onwards.

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EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

1,334	1,697	5,881	-77	Segment earnings	3,031	11,024	-73

1,569	1,639	1,711	-8	Crude oil production (thousand b/d)	1,604	1,733	-7
7,614	9,751	7,789	-2	Natural gas production available for sale (million scf/d)	8,676	8,772	-1
2,882	3,321	3,054	-6	Barrels of oil equivalent (thousand boe/d) [2]	3,100	3,246	-4

[1]	Q2 on Q2 change

[2]	Excludes oil sands bitumen production
Second quarter Exploration & Production segment earnings were $1,334 million compared to $5,881 million a year ago. Earnings included a net charge of $109 million related to identified items, compared to a net gain of $98 million in the second quarter 2008 (see page 4 for details).
Earnings compared to the second quarter 2008 reflected the impact of significantly lower oil and gas prices on revenues, lower oil and gas production volumes, higher exploration expenses and non-cash pension charges, which were partly offset by lower royalty and tax expenses.
Although oil prices increased during the quarter, realised natural gas prices remained at low levels mainly due to contractual lag effects. European gas demand declined in the second quarter 2009, impacting natural gas production compared to the second quarter 2008.
Global liquids realisations were 53% lower than in the second quarter 2008. Global gas realisations were 47% lower than a year ago. Outside the USA, gas realisations decreased by 39% whereas in the USA gas realisations decreased by 68%.
Second quarter 2009 production (excluding oil sands bitumen production) was 2,882 thousand boe/d compared to 3,054 thousand boe/d a year ago. Crude oil production was down 8% and natural gas production was down 2% compared to the second quarter 2008.
In Nigeria, the security situation remains a significant challenge. As a consequence, The Shell Petroleum Development Company of Nigeria Ltd’s (SPDC) onshore and shallow water oil and gas production declined from some 210 thousand boe/d (Shell share) in the second quarter 2008 to approximately 120 thousand boe/d (Shell share) in the second quarter 2009.
Underlying production, compared to the second quarter 2008, increased by some 210 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the last 12 months, more than offsetting field declines.
Second quarter portfolio developments
During the first half of 2009, Shell made 6 notable discoveries in the US Gulf of Mexico, Australia, Malaysia and Norway. Shell also increased its overall acreage position through acquisitions of new exploration licences in Guyana, Italy, Brazil, USA, Norway, Egypt and Jordan.
In Brazil, on July 13, 2009, production started from the multi-field Parque das Conchas (BC-10) project (Shell share 50%). Production wells, which are some 2 kilometres deep, are linked to a Floating Production, Storage and Offloading (FPSO) vessel with a capacity to process 100 thousand barrels of oil and 50 million cubic feet of natural gas a day (100% basis).

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GAS & POWER

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

705	514	625	+13	Segment earnings	1,219	1,573	-23

2.89	3.06	3.08	-6	LNG sales volumes (million tonnes)	5.95	6.59	-10

[1]	Q2 on Q2 change
Second quarter Gas & Power segment earnings were $705 million compared to $625 million a year ago. Earnings included a charge of $6 million related to identified items, compared a charge of $300 million in the second quarter 2008 (see page 4 for details).
Earnings compared to the second quarter 2008 mainly reflected lower LNG earnings, reduced gas-to-liquids product prices and non-cash pension charges, which were offset by higher natural gas and power trading contributions.
LNG earnings were lower than in the same quarter last year reflecting the significant impact of lower oil prices on revenues and lower LNG sales volumes. These were partly offset by increased contributions from the North West Shelf (Train 5) and Sakhalin II LNG projects, higher income from LNG cargo diversion opportunities and the benefit of recent sales contract renegotiations.
LNG sales volumes of 2.89 million tonnes were 6% lower than in the same quarter a year ago. Volumes reflected lower contributions from Nigeria LNG due to continued natural gas supply disruptions and reduced Asia Pacific LNG demand, which were partly offset by the ramp-up in sales volumes from Train 5, at the North West Shelf project, and the Sakhalin II LNG project. Excluding the impact of the security situation in Nigeria, LNG sales volumes were 7% higher than the same quarter last year.
Natural gas and power marketing and trading earnings were higher than in the same quarter a year ago, reflecting increased contributions from both Europe and North America.
OIL SANDS

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

50	(42)	351	-86	Segment earnings	8	600	-99

78	75	72	+8	Bitumen production (thousand b/d)	76	78	-3

101	110	104	-3	Sales volumes (thousand b/d)	106	124	-15

88	96	96		Upgrader availability (%)	92	94

[1]	Q2 on Q2 change
Second quarter Oil Sands segment earnings were $50 million compared to $351 million in the same quarter last year.
Earnings compared to the second quarter 2008 mainly reflected the impact of significantly lower oil prices on revenues and non-cash pension charges.
Bitumen production compared to the same quarter last year increased by 8%. Upgrader availability was 88% compared to 96% in the same quarter last year.

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OIL PRODUCTS

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

(255)	1,092	1,075		Segment CCS earnings	837	2,269	-63
1,418	304	3,464		Estimated CCS adjustment (see Note 2)	1,722	4,637
1,163	1,396	4,539		Segment earnings	2,559	6,906

3,136	3,153	3,464	-9	Refinery intake (thousand b/d)	3,144	3,579	-12

6,174	6,029	6,642	-7	Total Oil Products sales (thousand b/d)	6,102	6,737	-9

95	92	92		Refinery availability (%)	93	92

[1]	Q2 on Q2 change
Second quarter Oil Products segment earnings were $1,163 million compared to $4,539 million for the same period last year.
Second quarter Oil Products CCS segment results were a loss of $255 million compared to earnings of $1,075 million in the second quarter 2008. Results included a charge of $611 million related to identified items, compared to a net charge of $269 million in the second quarter 2008 (see page 4 for details).
CCS earnings compared to the second quarter 2008 reflected significantly lower refining earnings and non-cash pension charges, which were partly offset by higher marketing contributions.
Marketing earnings increased compared to the same period a year ago reflecting higher retail, B2B and lubricants earnings and improved trading contributions.
Oil Products (marketing and trading) sales volumes decreased by 7% compared to the same quarter last year mainly as a result of reduced global demand. Marketing sales volumes were 4% lower than in the second quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%.
Industry refining margins declined worldwide compared to the same period a year ago.
Oil Products CCS earnings in the second quarter 2009 reflected refining losses mainly as a consequence of declining worldwide realised refining margins and reduced demand for refined products.
Refinery intake volumes decreased by 9% compared to the same quarter last year. Refinery availability was 95% compared to 92% at the second quarter 2008.

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CHEMICALS

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]		$ million	2009	2008	%

(18)	(74)	(142)	+87	Segment CCS earnings	(92)	59
121	(108)	299		Estimated CCS adjustment (see Note 2)	13	446
103	(182)	157		Segment earnings	(79)	505

4,459	4,294	5,396	-17	Sales volumes (thousand tonnes)	8,753	10,855	-19

88	92	95		Manufacturing plant availability (%)	90	95

[1]	Q2 on Q2 change
Second quarter Chemicals segment earnings were $103 million compared to earnings of $157 million for the same period last year.
Second quarter Chemicals CCS segment results were a loss of $18 million compared to a loss of $142 million in the same quarter last year. Results included a charge of $67 million related to identified items, compared to a charge of $206 million in the second quarter 2008 (see page 4 for details).
CCS earnings compared to the second quarter 2008 reflected lower sales volumes, lower realised margins, and non-cash pension charges, which were partly offset by higher income from equity-accounted investments and lower operating costs.
Sales volumes decreased by 17% compared to the second quarter 2008, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 88%, 7% lower than in the second quarter 2008. The reduced global demand for chemical products significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 68% from 84% in the second quarter 2008.
CORPORATE

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008	$ million	2009	2008

548	133	201	Segment earnings	681	347
Second quarter Corporate segment earnings were $548 million compared to $201 million for the same period last year. Earnings included a charge of $17 million related to an identified item (see page 4 for details). Currency exchange gains in the second quarter 2009 were $379 million compared to $27 million in the second quarter 2008.
Earnings, when compared to the second quarter 2008, mainly reflected higher currency exchange gains combined with higher net underwriting income and increased tax credits, which were partly offset by lower net interest income.

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PRICE AND MARGIN INFORMATION
OIL & GAS

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008

$/bbl			Realised oil prices — Exploration & Production (period average)	$/bbl
52.19	42.88	110.96	World outside USA	47.56	101.15
55.25	37.81	118.07	USA	46.62	105.02
52.62	42.16	111.92	Global	47.43	101.70

$/bbl			Realised oil prices — Oil Sands (period average)	$/bbl
53.91	37.94	116.20	Canada	45.64	98.12

$/thousand scf			Realised gas prices (period average)	$/thousand scf
5.93	9.44	9.38	Europe	7.76	9.19
3.88	5.75	6.31	World outside USA (including Europe)	4.83	6.09
3.82	4.80	11.89	USA	4.32	10.69
3.87	5.57	7.30	Global	4.74	6.91

			Oil and gas marker industry prices (period average)
59.13	44.46	121.26	Brent ($/bbl)	51.60	108.96
59.71	43.20	123.81	WTI ($/bbl)	51.26	110.83
56.85	40.25	125.18	Edmonton Par ($/bbl)	48.55	111.58
3.67	4.61	11.36	Henry Hub ($/MMBtu)	4.14	9.95
27.54	46.90	60.41	UK National Balancing Point (pence/therm)	37.22	56.73
49.79	44.28	110.35	Japanese Crude Cocktail — JCC ($/bbl)[1]	46.48	101.76
REFINING & CRACKER INDUSTRY MARGINS2

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008

$/bbl			Refining marker industry gross margins (period average)	$/bbl
6.05	10.65	11.55	ANS US West Coast coking margin	8.30	10.10
7.20	7.90	10.55	WTS US Gulf Coast coking margin	7.55	9.60
1.65	3.00	5.85	Rotterdam Brent complex	2.35	4.70
0.20	2.85	3.95	Singapore 80/20 Arab light/Tapis complex	1.50	2.85
$/tonne			Cracker industry margins (period average)	$/tonne
290.00	352.00	413.00	US ethane	321.00	386.00
239.00	164.00	262.00	Western Europe naphtha	202.00	348.00
(8.00)	(67.00)	28.00	North East Asia naphtha	(37.00)	18.00

[1]	JCC prices for the second quarter 2009 are based on available market data up to the end of May 2009. Prices for these periods will be updated when full market data is available.

[2]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

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OIL & GAS — OPERATIONAL DATA

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]			2009	2008	%

thousand b/d				Crude oil production	thousand b/d
306	361	390		Europe	333	402
256	274	314		Africa	265	318
181	207	196		Asia Pacific	194	202
470	455	434		Middle East, Russia, CIS	463	431
278	275	293		USA	277	297
78	67	84		Other Americas	72	83
1,569	1,639	1,711	-8	Total crude oil production excluding oil sands	1,604	1,733	-7
78	75	72		Bitumen production — oil sands	76	78
1,647	1,714	1,783	-8	Total crude oil production including oil sands	1,680	1,811	-7

million scf/d2				Natural gas production available for sale	million scf/d2
2,532	4,762	2,930		Europe	3,641	3,912
256	253	549		Africa	254	584
2,673	2,708	2,512		Asia Pacific	2,691	2,475
402	340	230		Middle East, Russia, CIS	371	231
1,056	1,110	1,096		USA	1,082	1,101
695	578	472		Other Americas	637	469
7,614	9,751	7,789	-2		8,676	8,772	-1

thousand boe/d3				Total production in barrels of oil equivalent	thousand boe/d3
743	1,182	895		Europe	961	1,077
300	318	409		Africa	309	419
642	674	629		Asia Pacific	658	628
539	514	474		Middle East, Russia, CIS	527	471
460	466	482		USA	463	487
198	167	165		Other Americas	182	164
2,882	3,321	3,054	-6	Total production excluding oil sands	3,100	3,246	-4
78	75	72		Bitumen production — oil sands	76	78
2,960	3,396	3,126	-5	Total production including oil sands	3,176	3,324	-4

[1]	Q2 on Q2 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre.

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d.

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OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

Quarters					Six Months
Q2 2009	Q1 2009	Q2 2008%[1]			2009	2008	%

thousand b/d				Refinery processing intake	thousand b/d
1,360	1,357	1,498		Europe	1,359	1,619
612	644	741		Africa, Asia, Australia/Oceania	628	749
829	794	874		USA	811	859
335	358	351		Other Americas	346	352
3,136	3,153	3,464	-9		3,144	3,579	-12

				Oil sales
2,107	1,957	2,067		Gasolines	2,031	2,076
727	718	816		Kerosenes	723	815
2,047	2,046	2,225		Gas/diesel oils	2,047	2,281
572	620	776		Fuel oil	596	807
721	688	758		Other products	705	758

6,174	6,029	6,642	-7	Total oil products *	6,102	6,737	-9

				*Comprising:
1,610	1,645	1,781		Europe	1,627	1,870
1,273	1,229	1,276		Africa, Asia, Australia/Oceania	1,251	1,260
1,368	1,335	1,436		USA	1,352	1,416
690	682	704		Other Americas	686	730
1,233	1,138	1,445		Export sales	1,186	1,461

thousand tonnes				Chemical sales volumes by main product category [2]**	thousand tonnes
2,429	2,419	3,061		Base chemicals	4,848	6,180
2,030	1,875	2,335		First line derivatives	3,905	4,675
4,459	4,294	5,396	-17		8,753	10,855	-19

				**Comprising:
1,874	1,782	2,189		Europe	3,656	4,478
1,116	1,123	1,294		Africa, Asia, Australia/Oceania	2,239	2,522
1,414	1,321	1,760		USA	2,735	3,544
55	68	153		Other Americas	123	311

[1]	Q2 on Q2 change

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

Royal Dutch Shell plc      12
NOTE
All amounts shown throughout this Report are unaudited.
Third quarter results are expected to be announced on October 29, 2009.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate’’, ’’believe’’, ''could’’, ''estimate’’, ''expect’’, ''intend’’, ''may’’, ''plan’’, ’’objectives’’, ''outlook’’, ''probably’’, ''project’’, ''will’’, ''seek’’, ''target’’, ’’risks’’, ''goals’’, ''should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, July 30, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
July 30, 2009

Royal Dutch Shell plc      13
APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME (SEE NOTE 1)

Quarters				$ million	Six Months
Q2 2009	Q1 2009	Q2 2008%[1]			2009	2008	%

63,882	58,222	131,419		Revenue[2]	122,104	245,721
55,415	49,245	109,261		Cost of sales	104,660	206,041
8,467	8,977	22,158	-62	Gross profit	17,444	39,680	-56

3,953	3,693	4,444		Selling, distribution and administrative expenses	7,646	8,413
606	496	408		Exploration	1,102	733
1,535	928	2,671		Share of profit of equity-accounted investments	2,463	5,096
(400)	(18)	(140)		Net finance costs and other (income)/expense	(418)	(193)
5,843	5,734	20,117	-71	Income before taxation	11,577	35,823	-68

1,940	2,218	8,363		Taxation	4,158	14,868
3,903	3,516	11,754	-67	Income for the period	7,419	20,955	-65

81	28	198		Income attributable to minority interest	109	316
3,822	3,488	11,556	-67	Income attributable to Royal Dutch Shell plc shareholders	7,310	20,639	-65

[1]	Q2 on Q2 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $19,251 million in Q2 2009, $17,555 million in Q1 2009, $25,462 million in Q2 2008 and $22,920 million in Q1 2008.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 6)

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008

0.62	0.57	1.87	Earnings per share ($)	1.19	3.34
0.38	0.54	1.28	Basic CCS earnings per share ($)	0.92	2.54
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 6)

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008

0.62	0.57	1.87	Earnings per share ($)	1.19	3.33
0.38	0.54	1.28	Diluted CCS earnings per share ($)	0.92	2.53

Royal Dutch Shell plc      14
EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

Quarters				$ million	Six Months
Q2 2009	Q1 2009	Q2 2008%[1]			2009	2008	%

				Exploration & Production:
822	1,753	3,952	-79	- World outside USA	2,575	7,492	-66
512	(56)	1,929	-73	- USA	456	3,532	-87
1,334	1,697	5,881	-77		3,031	11,024	-73

				Gas & Power:
620	601	788	-21	- World outside USA	1,221	1,721	-29
85	(87)	(163)	—	- USA	(2)	(148)	-99
705	514	625	+13		1,219	1,573	-23

50	(42)	351	-86	Oil Sands	8	600	-99

				Oil Products (CCS basis):
(262)	1,036	765	—	- World outside USA	774	1,743	-56
7	56	310	-98	- USA	63	526	-88
(255)	1,092	1,075	—		837	2,269	-63

				Chemicals (CCS basis):
127	109	112	+13	- World outside USA	236	416	-43
(145)	(183)	(254)	+43	- USA	(328)	(357)	-8
(18)	(74)	(142)	+87		(92)	59	—

1,816	3,187	7,790	-77	Total operating segments	5,003	15,525	-68

				Corporate:
25	21	81		- Interest and investment income/(expense)	46	191
379	(46)	27		- Currency exchange gains/(losses)	333	(35)
144	158	93		- Other — including taxation	302	191
548	133	201	+173		681	347	+96

(24)	(23)	(89)		Minority interest	(47)	(194)
2,340	3,297	7,902	-70	CCS earnings	5,637	15,678	-64

1,482	191	3,654		Estimated CCS adjustment for Oil Products and Chemicals	1,673	4,961
3,822	3,488	11,556	-67	Income attributable to Royal Dutch Shell plc shareholders	7,310	20,639	-65

[1]	Q2 on Q2 change

Royal Dutch Shell plc      15

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 5)

	$ million
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008

Assets
Non-current assets:
Intangible assets	5,197	4,961	5,336
Property, plant and equipment	121,708	113,255	109,191
Investments:
- equity-accounted investments	29,986	28,516	32,514
- financial assets	4,130	4,092	2,975
Deferred tax	4,144	3,464	4,089
Pre-paid pension costs	9,640	5,575	6,215
Other	8,886	6,976	6,504
	183,691	166,839	166,824

Current assets:
Inventories	24,921	21,404	39,624
Accounts receivable	72,529	77,116	127,241
Cash and cash equivalents	10,596	15,961	8,990
	108,046	114,481	175,855

Total assets	291,737	281,320	342,679

Liabilities
Non-current liabilities:
Debt	25,469	18,341	11,072
Deferred tax	13,726	12,778	13,994
Retirement benefit obligations	5,787	5,463	6,162
Other provisions	13,259	12,444	14,086
Other	4,619	3,642	4,857
	62,860	52,668	50,171

Current liabilities:
Debt	4,621	6,693	5,352
Accounts payable and accrued liabilities	76,298	81,554	126,246
Taxes payable	10,205	9,849	15,895
Retirement benefit obligations	410	386	419
Other provisions	2,221	2,229	2,687
	93,755	100,711	150,599

Total liabilities	156,615	153,379	200,770

Equity attributable to Royal Dutch Shell plc shareholders	133,509	126,434	139,809

Minority interest	1,613	1,507	2,100
Total equity	135,122	127,941	141,909

Total liabilities and equity	291,737	281,320	342,679

Royal Dutch Shell plc      16
SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters			$ million	Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008

			Cash flow from operating activities:
3,903	3,516	11,754	Income for the period	7,419	20,955
			Adjustment for:
2,367	1,844	8,701	- Current taxation	4,211	15,106
370	330	269	- Interest (income)/expense	700	447
3,279	3,090	3,439	- Depreciation, depletion and amortisation	6,369	6,585
(138)	(147)	(757)	- (Gains)/losses on sale of assets	(285)	(1,038)
(2,835)	(365)	(11,751)	- Decrease/(increase) in net working capital	(3,200)	(8,967)
(1,535)	(928)	(2,671)	- Share of profit of equity-accounted investments	(2,463)	(5,096)
1,242	977	2,447	- Dividends received from equity-accounted investments	2,219	4,199
(951)	365	(152)	- Deferred taxation and other provisions	(586)	170
(1,931)	141	10	- Other	(1,790)	104
3,771	8,823	11,289	Cash flow from operating activities (pre-tax)	12,594	32,465

(2,852)	(1,264)	(7,121)	Taxation paid	(4,116)	(11,435)

919	7,559	4,168	Cash flow from operating activities	8,478	21,030

			Cash flow from investing activities:
(6,806)	(5,985)	(7,352)	Capital expenditure	(12,791)	(14,781)
(1,418)	(436)	(521)	Investments in equity-accounted investments	(1,854)	(1,137)
274	204	2,026	Proceeds from sale of assets	478	2,471
203	17	272	Proceeds from sale of equity-accounted investments	220	333
(58)	6	275	Proceeds from sale of /(additions to) financial assets	(52)	285
69	101	269	Interest received	170	554
(7,736)	(6,093)	(5,031)	Cash flow from investing activities	(13,829)	(12,275)

			Cash flow from financing activities:
(2,046)	(3,588)	839	Net increase/(decrease) in debt with maturity period within three months	(5,634)	(24)
7,044	6,884	131	Other debt: New borrowings	13,928	316
(430)	(1,386)	(1,479)	Repayments	(1,816)	(2,143)
(262)	(262)	(369)	Interest paid	(524)	(667)
7	12	34	Change in minority interest	19	27
—	—	(1,350)	Repurchases of shares	—	(2,423)
			Dividends paid to:
(2,852)	(2,405)	(2,489)	- Shareholders of Royal Dutch Shell plc	(5,257)	(4,818)
(69)	(30)	(115)	- Minority interest	(99)	(166)
			Treasury shares:
(49)	136	242	- Net sales/(purchases) and dividends received	87	442
1,343	(639)	(4,556)	Cash flow from financing activities	704	(9,456)

109	(54)	(8)	Currency translation differences relating to cash and cash equivalents	55	35
(5,365)	773	(5,427)	Increase/(decrease) in cash and cash equivalents	(4,592)	(666)

15,961	15,188	14,417	Cash and cash equivalents at beginning of period	15,188	9,656

10,596	15,961	8,990	Cash and cash equivalents at end of period	10,596	8,990

Royal Dutch Shell plc      17
CAPITAL INVESTMENT

Quarters			$ million	Six Months
Q2 2009	Q1 2009	Q2 2008		2009	2008
			Capital expenditure:
			Exploration & Production:
2,300	2,835	3,038	- World outside USA	5,135	5,240
969	801	916	- USA	1,770	3,446
3,269	3,636	3,954		6,905	8,686

			Gas & Power:
846	877	1,006	- World outside USA	1,723	1,829
3	3	3	- USA	6	4
849	880	1,009		1,729	1,833

762	749	761	Oil Sands	1,511	1,472

			Oil Products:
745	454	862	- World outside USA	1,199	1,318
168	188	68	- USA	356	129
913	642	930		1,555	1,447

			Chemicals:
470	367	399	- World outside USA	837	773
62	49	34	- USA	111	68
532	416	433		948	841

63	62	83	Corporate	125	120

6,388	6,385	7,170	Total capital expenditure	12,773	14,399

			Exploration expense
165	176	218	- World outside USA	341	353
82	79	86	- USA	161	166
247	255	304		502	519

			New equity in equity-accounted investments
271	160	347	- World outside USA	431	712
9	36	41	- USA	45	46
280	196	388		476	758

1,138	240	133	New loans to equity-accounted investments	1,378	379

8,053	7,076	7,995	Total capital investment*	15,129	16,055

			*Comprising:
3,789	4,191	4,621	- Exploration & Production	7,980	10,060
942	959	1,156	- Gas & Power	1,901	2,081
762	749	761	- Oil Sands	1,511	1,472
1,962	699	934	- Oil Products	2,661	1,470
534	416	439	- Chemicals	950	851
64	62	84	- Corporate	126	121
8,053	7,076	7,995		15,129	16,055

Royal Dutch Shell plc      18
ADDITIONAL SEGMENTAL INFORMATION1

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008	$ million	2009	2008

			Exploration & Production
1,334	1,697	5,881	Segment earnings	3,031	11,024
			Including:
606	496	408	- Exploration	1,102	733
1,962	2,073	2,228	- Depreciation, depletion & amortisation	4,035	4,393
813	548	1,103	- Share of profit of equity-accounted investments	1,361	2,315

3,237	4,043	8,659	Cash flow from operations	7,280	18,988
709	(901)	(374)	Less: Net working capital movements[2]	(192)	549
2,528	4,944	9,033	Cash flow from operations excluding net working capital movements	7,472	18,439

59,713	55,882	49,185	Capital employed	59,713	49,185

			Gas & Power
705	514	625	Segment earnings	1,219	1,573
			Including:
80	88	85	- Depreciation, depletion & amortisation	168	166
312	319	620	- Share of profit of equity-accounted investments	631	1,204

630	1,724	149	Cash flow from operations	2,354	2,066
(589)	1,030	(845)	Less: Net working capital movements[2]	441	57
1,219	694	994	Cash flow from operations excluding net working capital movements	1,913	2,009

23,964	22,169	21,010	Capital employed	23,964	21,010

			Oil Sands
50	(42)	351	Segment earnings	8	600
			Including:
42	38	45	- Depreciation, depletion & amortisation	80	89

141	5	645	Cash flow from operations	146	943
(7)	(57)	66	Less: Net working capital movements[2]	(64)	(36)
148	62	579	Cash flow from operations excluding net working capital movements	210	979

8,028	6,763	5,881	Capital employed	8,028	5,881

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data do not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

Royal Dutch Shell plc      19
ADDITIONAL SEGMENTAL INFORMATION1 (continued)

Quarters				Six Months
Q2 2009	Q1 2009	Q2 2008	$ million	2009	2008

			Oil Products
(255)	1,092	1,075	Segment CCS earnings	837	2,269
			Including:
747	549	609	- Depreciation, depletion & amortisation	1,296	1,217
(4)	89	441	- Share of profit of equity-accounted investments	85	708

(1,876)	526	(4,148)	Cash flow from operations	(1,350)	(1,786)
(2,367)	(2,113)	(9,439)	Less: Net working capital movements[2]	(4,480)	(9,874)
491	2,639	5,291	Cash flow from operations excluding net working capital movements	3,130	8,088

52,353	44,690	63,298	Capital employed	52,353	63,298

			Chemicals
(18)	(74)	(142)	Segment CCS earnings	(92)	59
			Including:
257	159	356	- Depreciation, depletion & amortisation	416	518
187	68	92	- Share of profit of equity-accounted investments	255	250

120	(110)	361	Cash flow from operations	10	747
616	109	(216)	Less: Net working capital movements[2]	725	(225)
(496)	(219)	577	Cash flow from operations excluding net working capital movements	(715)	972

10,774	10,096	11,328	Capital employed	10,774	11,328

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data do not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

Royal Dutch Shell plc      20
NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with the accounting policies set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2008 on pages 118 to 122. The accounting policies are in accordance with IFRS as adopted by the European Union.
This publication is unaudited and does not comprise statutory accounts. Statutory accounts for the year ended December 31, 2008 were approved by the Board of Directors on March 11, 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
Components of the calculation are:

$ million	Q2 2009	Q2 2008

Income (four quarters)	12,940	36,628
Interest expense after tax	437	752
ROACE numerator	13,377	37,380

Capital employed — opening	158,333	131,846
Capital employed — closing	165,212	158,333
Capital employed — average	161,773	145,090

ROACE	8.3%	25.8%
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

Royal Dutch Shell plc      21
5. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve, currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority
$ million	capital	shares	reserves	earnings	Total	interest	Total equity

At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	7,310	7,310	109	7,419
Other comprehensive income	—	—	3,882	—	3,882	3	3,885
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	3	3	19	22
Dividends paid	—	—	—	(5,257)	(5,257)	(99)	(5,356)
Treasury shares: net sales/(purchases) and dividends received	—	234	—	—	234	—	234
Repurchases of shares	—	—	—		—	—	—
Share-based compensation	—	—	(175)	227	52	—	52
At June 30, 2009	527	(1,633)	6,885	127,730	133,509	1,613	135,122

	Ordinary
	share	Treasury	Other	Retained		Minority
$ million	capital	shares	reserves	earnings	Total	interest	Total equity

At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	20,639	20,639	316	20,955
Other comprehensive income	—	—	1,853	—	1,853	(110)	1,743
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	59	59	52	111
Dividends paid	—	—	—	(4,818)	(4,818)	(166)	(4,984)
Treasury shares: net sales/(purchases) and dividends received	—	442	—	—	442	—	442
Repurchases of shares	(5)	—	5	(2,237)	(2,237)	—	(2,237)
Share-based compensation	—	—	(107)	18	(89)	—	(89)
At June 30, 2008	531	(1,950)	15,899	125,329	139,809	2,100	141,909
6. Basis for Royal Dutch Shell earnings per ordinary share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,241.5 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) ordinary shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic and diluted earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

Millions	Q2 2009	Q1 2009	Q2 2008

Royal Dutch Shell ordinary shares of €0.07 each	6,126.7	6,121.6	6,170.3

Royal Dutch Shell plc      22
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently “in-the-money”.

Millions	Q2 2009	Q1 2009	Q2 2008

Royal Dutch Shell ordinary shares of €0.07 each	6,129.4	6,124.5	6,189.1
Basic shares outstanding at the end of the following periods are:

Millions	Q2 2009	Q1 2009	Q2 2008

Royal Dutch Shell ordinary shares of €0.07 each	6,127.4	6,124.9	6,159.1
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell ordinary shares.
7. Accounting for derivatives
IFRS require that derivative instruments be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.
Contacts:
-	Investor Relations: + 31 (0)70 377 4540; USA: +1 212 218 3113 (USA investors)
-	Media: +31 (0)70 377 3600

Royal Dutch Shell plc
Second Quarter 2009 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2009	2008	%		2009	2008	%	2009	2008	%
			Revenue
63,882	131,419	-51	Second quarter	46,915	84,108	-44	41,268	66,748	-38
122,104	245,721		Six months	91,712	160,751		82,078	124,531

			Income attributable to shareholders
3,822	11,556	-67	Second quarter	2,807	7,396	-62	2,469	5,869	-58
7,310	20,639		Six months	5,491	13,502		4,914	10,460

			CCS Earnings
2,340	7,902	-70	Second quarter	1,718	5,057	-66	1,512	4,013	-62
5,637	15,678		Six months	4,234	10,257		3,789	7,946

			Total Equity
135,122	141,909	-5	Second quarter	95,774	89,814	+7	80,992	71,153	+14

			Capital Investment
8,053	7,995	+1	Second quarter	5,914	5,117	+16	5,202	4,061	+28
15,129	16,055		Six months	11,363	10,503		10,170	8,137
Income attributable to Shareholders

		Q2	Q1	Q2
Per Ordinary Share		2009	2009	2008
ROYAL DUTCH SHELL PLC		$0.62	0.57	1.87
	euro	0.46	0.44	1.20
	pence	40.30	39.76	95.12

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2009	2008	2009	2008
Second quarter average rate	0.7344	0.6400	0.6460	0.5079
Six months average rate	0.7511	0.6542	0.6722	0.5068
Second quarter end rate	0.7088	0.6329	0.5994	0.5014

2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/

Name: Michiel Brandjes
Title: Company Secretary
Date: July 30, 2009